Contact

www.linkedin.com/in/brianquock
(LinkedIn)

Top Skills

Partnership Development
Renewable Energy
Sustainability

Certifications

Certification of World Experience

Brian Quock

New Market Development, Power Generation and Energy Storage: E-Mobility & Microgrids

Huntington Beach, California, United States

Summary

Integrating the latest energy & power solutions in combination with energy storage providing solution to my growing network of friends and business colleagues with an emphasis on Chemical and Kinetic Energy Storage Emphasis on co-generation of e-fuels including Propane and Hydrogen, bridging the gap for E-Mobility, renewables and mobile microgrids.
Currently support:
- Bringing New Energy Products & Solutions to Market.
- Microgrid Solutions with Modeling & Controls, System Integration and Energy Resiliency.
- Product Development for Energy Markets with Distributed Energy Resource Solutions.
- Business Advisor and Technical Consultation to Developing Companies.
- Fostering business growth while making the world a lot more resilient and sustainable.

Specialties: Home Chef, Sales Leader, Customer Development, Global Product Sales & Marketing, Business Development, Product Design and Testing Review, Market Research, Proposal Development, Seminar and Workshop Presentations, Strategic Partnership Development...

Experience

Hybrid Microgrids LLC

Renewables and Energy Storage Business Development Strategist
May 2011 - Present (13 years 9 months)
United States

Working with innovative solar and energy storage companies in the area of microgrid analysis and controls, Hybrid Inverters/Battery converters, Li-ion batteries/flywheels/thermal storage, CHP and tracking systems. Developing sales opportunities, market strategies, partnerships and industry growth.

Worked previously as the Sales Director for EPC Power, a leader in power converters for the energy storage and EV market, and Business Development Advisor for Paladin Power, developer of new leading-edge battery technology. Assisting in the growth of Microgrids and Off-grid power integration in North America, the Caribbean, South America and remote parts of Asia.

Supporting Project Developers/Integrators in Large Residential, Commercial and Utility PV + Storage Projects and Small Utility Scale Solar Projects in the United States including parts of Asia and South America.

Paladin Power
Business Development Advisor / Board Member
March 2019 - Present (5 years 11 months)
Southwest USA

Developing a disruptive energy storage product for the mobility and stationary storage residential/commercial market.

ANA, Inc
New Market Development - Energy Storage & Power Generation
November 2021 - Present (3 years 3 months)
Cypress, California, United States

Leading the technology product development to ANA's Journey to Zero with innovative power and energy storage solutions. Partnership development with high level battery, inverter, EV Charging companies, key component suppliers, and Hydrogen Fuel Cell manufacturers. Government Relations and Strategic Planning Manager at both the local City and State level, while navigating the Federal procurement process.

CleanSpark LLC
Director Of Strategic Partnerships
April 2019 - May 2021 (2 years 2 months)
Greater San Diego Area & Las Vegas

Leading the charge for sales, marketing, partnership development and building strong energy storage vendor relationships in the Microgrid space.

EPC Power Corp
Director of Sales
April 2016 - March 2019 (3 years)
Greater San Diego Area

Energy Storage integration for commercial and utility scale projects worldwide. Power Conversion Systems from 250KW to 3MW, scalable to multi-MW systems for any voltage range up to 1500v, and compatible with a range of high-level systems controllers for both behind-the-meter and utility grid requirements to off-grid and microgrids.

Ideal Power Converters
Regional Sales Manager - West
May 2012 - April 2016 (4 years)

Electronic power converters provide the infrastructure for the clean energy revolution. Ideal Power Converters has patented a new breakthrough current-modulation power converter topology that will improve both energy and cost efficiency for applications including solar inverters, wind converters, energy storage and electric vehicle charging infrastructure.

IPC's initial product, a 94lb 30kW 480VAC PV inverter, is one of the most efficient PV inverters in its class with 96.5% CEC-weighted efficiency, while providing isolation for standard grounded PV arrays. It can lower inverter shipping and installation costs by 90% compared to conventional transformer based inverters.

Today, Ideal Power provides the Power Conversion Systems (PCS) for a number of Energy Storage Systems providers. With its power conversion efficiency and excellent throughput, the IBC-30KW has become the PCS of choice for small to medium size storage projects.

GameChange Racking
Business Development, West Coast
April 2014 - January 2015 (10 months)
Orange County, California Area

Providing the best and most cost effective solutions for your solar racking needs. Whether it be a rooftop, a ground mount or a carport system, I can help you save time and money with your solar projects.

Changing the Game for Utility Scale and Commercial Solar Racking Systems

GameChange Racking LLC provides solar racking systems which combine fast installation, quality and unbeatable value for both ground and rooftop applications. GameChange is based on the concept of simple innovative design and large scale volume manufacturing.

All GameChange products are designed and tested to meet rigorous environmental conditions and manufactured in compliance with strict industry standards.

Contact: brianq@gamechangeracking.com

Ecolibrium Solar
Key Account Manager
April 2012 - March 2014 (2 years)

Providing an innovative PV mounting solution that lowers installation labor and cost, improves design flexibilty and increases your green impact. For more info on how we can save you money, email: brianq@gamechangeracking.com

Real Goods Solar
Regional Sales Manager - LA & Orange County
January 2011 - April 2012 (1 year 4 months)

Siliken Renewable Energy
Regional Sales Manager
March 2010 - January 2011 (11 months)

Partnering with Solar Integrators, Industry Leaders in Sustainablity, Green Building Professionals and Commercial Project Developers to bring US made solar solutions to Southern California and beyond. Providing the most efficient and economic solar modules produced in America.

Owens Electric & Solar
Director of Sales & Market Development
January 2003 - March 2010 (7 years 3 months)

Responsible for developing short-term and long-term sales strategies and material forecasts.
Build sales team, identify target markets, negotiate vendor pricing, and secure purchase order commitments, manage sales pipeline for residential and commercial PV projects.
Insure a high level of company integrity, quality control and customer satisfaction.

Highlights include:

· Development of solar and financial industry partnerships to increase sales opportunity.

· Hired, trained, managed and motivated sales team consisting of commission-only independent sales reps, sales administration and sales engineers.

· Established company in partnership with BP Solar and The Home Depot.

· Managed sales channel for The Home Depot Solar program for 17 stores in Northern California.

· Secured Integrator partnership in the solar thermal market for both residential and commercial projects.

· Managed SalesForce.com - CRM system to accurately report sales pipeline and metrics to attain goals for multiple sales programs.

· Created a key opportunity to participate in the development, design, marketing and sales for solar micro-inverters, which resulted in superior competitive advantage.

· Secured two significant projects to utilize first generation micro-inverters for a commercial application (42KW) and a second generation micro-inverter for a large   residential ground mount system (17KW).

· Sales, design and installation of the largest PV solar system (300KW) in Santa Cruz

Salem San Francisco
Director of Special Events & Promotions / Account Manager
2002
2001 - 2003 (2 years)

Responsible for media broadcasting company program and special events and promotions.

Contributed as an Account Manager for regional advertising sales.

· Designed sales programs for web-based properties using internal design team

· Created a significant improvement in attendance, commercial advertising revenue and sponsorship sales for a series of annual and monthly events and conferences.

Salem Communication
Promotions Manager/Marketing Consultant
2001 - 2003 (2 years)

Christianity.com/Starwire.com
Director of Online Advertising
April 2000 - January 2002 (1 year 10 months)

Created and managed a national sales team. Responsible for developing
networked

community web-based advertising and sponsorship opportunities, setting and
achieving

aggressive sales goals for a pre-IPO start-up.

· Marketing & Sales of Network Ad Properties of $1.5M in revenues.

· Management of Interactive Media Advertising Sales Accounts for over 2,000
websites.

Salem Los Angeles
Interactive Media Manager/Account Manager
January 1998 - January 2001 (3 years 1 month)

Responsible for all online advertising and sponsorship sales including
streaming radio

broadcasting.

· Business Development & Strategic Marketing for integration of Radio
Station

Internet communities, content partners, web development companies, &
promotional

partners

Global Sports
VP of Marketing & Sales
July 1992 - 2001 (9 years)

International Sports Promoter and Sports Agent

Soccer, Boxing & Golf

International Soccer Events including the Gold Cup

Sports Merchandising

AT&T
Sales Engineer/Account Manager/Territory Manager
January 1981 - January 1992 (11 years 1 month)

· Business Development & Strategic Marketing for Telecommunications
equipment

· Technical Sales Management for Northern & Southern California for
Large Digital

Switching Systems.

Education

Golden Gate University

Masters of Business Administration, Telecommunications & Marketing

San Jose State University

Bachelor of Science, Business Administration & Marketing